Exhibit 99.2

JUMIA TECHNOLOGIES AG

JUMIA TECHNOLOGIES AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

		As of
In thousands of USD	Note	December 31, 2025	June 30, 2026
Assets
Non-current assets
Property and equipment	5	19,163	20,821
Deferred tax assets	6	326	318
Other non-current assets	7	1,278	1,164
Total Non-current assets		20,767	22,303
Current assets
Inventories	8	10,098	10,509
Trade and other receivables	11	13,888	15,587
Income tax receivables	28	3,153	2,993
Other taxes receivable	18	3,746	2,904
Prepaid expenses	12	4,067	5,581
Term deposits and other financial assets	10	1,162	853
Cash and cash equivalents	9	76,670	47,431
Total Current assets		112,784	85,858
Total Assets		133,551	108,161
Equity and Liabilities
Equity
Share capital	13	286,156	287,816
Share premium	13	1,792,181	1,792,181
Other reserves	14	178,520	181,046
Accumulated losses		(2,230,584)	(2,260,155)
Equity attributable to the equity holders of the Company		26,273	888
Non-controlling interests		(539)	(521)
Total Equity		25,734	367
Liabilities
Non-current liabilities
Non-current borrowings	17	7,929	9,468
Trade and other payables	16	6	45
Deferred tax liabilities	6	126	65
Provisions for liabilities and other charges	19	721	767
Total Non-current liabilities		8,782	10,345
Current liabilities
Current borrowings	17	3,793	4,459
Trade and other payables	16	57,954	60,982
Income tax payables	28	12,456	11,795
Other taxes payable	18	11,478	9,761
Provisions for liabilities and other charges	19	8,522	7,716
Deferred income	20	4,832	2,736
Total Current liabilities		99,035	97,449
Total Liabilities		107,817	107,794
Total Equity and Liabilities		133,551	108,161
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2026 AND 2025

		For the three months ended June 30		For the six months ended June 30
In thousands of USD	Note	2025	2026	2025	2026
Revenue	21	45,642	51,993	81,903	102,555
Cost of revenue	22	(21,704)	(21,266)	(38,063)	(42,428)
Gross profit		23,938	30,727	43,840	60,127
Fulfillment expense	23	(10,838)	(12,735)	(20,239)	(24,887)
Sales and advertising expense	24	(4,151)	(5,517)	(7,253)	(10,595)
Technology and content expense	25	(9,217)	(9,010)	(18,862)	(17,894)
General and administrative expense	26	(16,963)	(16,825)	(34,152)	(34,776)
Other operating income		767	1,090	1,569	2,124
Other operating expense		(60)	(107)	(82)	(348)
Operating loss		(16,524)	(12,377)	(35,179)	(26,249)
Finance income	27	2,985	541	6,341	1,003
Finance costs	27	(2,731)	986	(3,918)	(3,423)
Loss before Income tax		(16,270)	(10,850)	(32,756)	(28,669)
Income tax benefit / (expense)	28	(321)	(886)	(542)	(794)
Loss for the period		(16,591)	(11,736)	(33,298)	(29,463)
Attributable to:
Equity holders of the Company		(16,592)	(11,739)	(33,302)	(29,469)
Non-controlling interests		1	3	4	6
Loss for the period		(16,591)	(11,736)	(33,298)	(29,463)
Other comprehensive loss that may be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations		(45,918)	(6,129)	(68,820)	(1,035)
Other comprehensive loss on net investment in foreign operations		44,764	4,092	65,078	2,184
Other comprehensive income / (loss) on financial assets at fair value through OCI		1,679	—	1,875	—
Other comprehensive income / (loss)		525	(2,037)	(1,867)	1,149
Total comprehensive loss for the period		(16,066)	(13,773)	(35,165)	(28,314)
Attributable to:
Equity holders of the Company		(16,037)	(13,779)	(35,122)	(28,323)
Non-controlling interests		(29)	6	(43)	9
Total comprehensive loss for the period		(16,066)	(13,773)	(35,165)	(28,314)

Earnings per share (EPS) in USD:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	29	(0.07)	(0.05)	(0.14)	(0.12)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

		Attributable to equity holders of the Company
In thousands of USD	Share Capital	Share premium	Accumulated losses	Other reserves	Total	Non- controlling interests	Total Equity
As of January 1, 2025	283,093	1,792,181	(2,168,924)	180,442	86,792	(506)	86,286
Loss for the period	—	—	(33,302)	—	(33,302)	4	(33,298)
Other comprehensive loss	—	—	—	(1,820)	(1,820)	(47)	(1,867)
Total comprehensive loss for the period	—	—	(33,302)	(1,820)	(35,122)	(43)	(35,165)
Capital contribution (Note 13)	—	—	—	—	—	7	7
Exercised stock options and stock units issued	3,061	—	—	(3,061)	—	—	—
Share-based payments (Note 15)	—	—	—	1,973	1,973	—	1,973
Equity transaction costs (Note 13)	—	—	(85)	—	(85)	—	(85)
Change in Non-controlling interests	—	—	6	(4)	2	(6)	(4)
As of June 30, 2025	286,154	1,792,181	(2,202,305)	177,530	53,560	(548)	53,012

As of January 1, 2026	286,156	1,792,181	(2,230,584)	178,520	26,273	(539)	25,734
Loss for the period	—	—	(29,469)	—	(29,469)	6	(29,463)
Other comprehensive loss	—	—	—	1,146	1,146	3	1,149
Total comprehensive loss for the period	—	—	(29,469)	1,146	(28,323)	9	(28,314)
Exercised stock options and stock units issued	1,660	—	—	(1,660)	—	—	—
Share-based payments (Note 15)	—	—	—	3,040	3,040	8	3,048
Equity transaction costs (Note 13)	—	—	(90)	—	(90)	—	(90)
Change in Non-controlling interests	—	—	(12)	—	(12)	1	(11)
As of June 30, 2026	287,816	1,792,181	(2,260,155)	181,046	888	(521)	367
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

		For the three months ended June 30		For the six months ended June 30
In thousands of USD	Note	2025	2026	2025	2026
Cash flows from operating activities
Loss before Income tax		(16,270)	(10,850)	(32,756)	(28,669)
Depreciation and amortization of tangible and intangible assets		2,009	1,983	3,873	4,100
Impairment losses on loans, receivables and other assets	11	141	135	354	373
Impairment losses on obsolete inventories		13	(73)	322	(28)
Share-based compensation expense	15	936	1,668	1,999	2,794
Net (gain) / loss from disposal of tangible and intangible assets		(4)	14	13	14
Change in provision for other liabilities and charges		(2,742)	(73)	(2,317)	(700)
Lease modification (income) / expense		(20)	(6)	(26)	17
Interest (income) / expense	27	357	203	202	673
Discounting effect (income) / expense		—	—	87	—
Net foreign exchange (gain) / loss		(2,379)	(1,566)	(2,703)	2,157
Impairment reversals on financial assets at fair value through OCI		(17)	—	(17)	—
Net loss recognized on disposal of debt instruments held at fair value through OCI	27	2,370	—	2,370	—
Share-based compensation expense - settlement		(1)	1	(137)	(328)
(Increase) / Decrease in trade and other receivables, prepaid expenses and other tax receivables		2,583	(3,438)	2,287	(2,481)
(Increase) / Decrease in inventories		1,714	(1,894)	(2,872)	(471)
Increase / (Decrease) in trade and other payables, deferred income and other tax payables		(186)	2,352	(2,436)	(23)
Income taxes (paid) / received		(1,187)	(291)	(2,101)	(1,723)
Net cash flows (used in) / from operating activities		(12,683)	(11,835)	(33,858)	(24,295)
Cash flows from investing activities
Purchase of property and equipment		(737)	(976)	(1,609)	(1,578)
Proceeds from sale of property and equipment		45	95	45	96
Interest received		868	452	1,378	657
Movement in other non-current assets		284	(61)	160	—
Movement in term deposits and other financial assets		45,919	241	76,159	390
Net cash flows (used in) / from investing activities		46,379	(249)	76,133	(435)
Cash flows from financing activities
Payment of lease interest	17	(791)	(697)	(1,311)	(1,238)
Repayment of lease liabilities	17	(903)	(1,192)	(1,487)	(2,265)
Equity transaction costs		(85)	(35)	(85)	(35)
Capital Contributions		6	—	7	—
Proceeds from exercise of stock options		1	—	1	—
Net cash flows (used in) / from financing activities		(1,772)	(1,924)	(2,875)	(3,538)
Net increase / (decrease) in cash and cash equivalents		31,924	(14,008)	39,400	(28,268)
Effect of exchange rate changes on cash and cash equivalents		1,985	(24)	793	(971)
Cash and cash equivalents at the beginning of the period	9	61,644	61,463	55,360	76,670
Cash and cash equivalents at the end of the period	9	95,553	47,431	95,553	47,431
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2026
1 Corporate information
The accompanying unaudited interim condensed consolidated financial statements and notes present the operations of Jumia Technologies AG (the “Company” or “Jumia Tech”) and its subsidiaries (the “Group” or “Jumia”).
The Company was incorporated as Africa Internet Holding GmbH on June 26, 2012, and was transformed into Jumia Technologies AG, a German stock corporation on January 31, 2019. The Company is domiciled in Germany and has its registered office located at Skalitzer Strasse 104, 10997 Berlin, Germany. The Group operates in e-commerce across the African continent.
In April 2019 Jumia Tech became a listed company on New York Stock Exchange (NYSE), with ticker symbol “JMIA”.
Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of a marketplace, which connects sellers with customers, a logistics service, which enables the shipping and delivery of packages from sellers to customers, and payment gateways, which facilitate transactions among participants active on Jumia’s platform.
The Group has incurred significant losses since its incorporation. While losses have decreased in recent periods, the Group may require additional funding from existing or new shareholders.
The interim condensed consolidated financial statements disclose all matters of which the Group is aware, and which are relevant to the Group’s ability to continue as a going concern, including all significant events and mitigating factors. Further details can be found in Note 32. The interim condensed consolidated financial statements have been prepared on a basis which assumes that the Group will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business. The Group has sufficient resources to operate as a going concern for the next 12 months.
2 Basis of preparation
These unaudited condensed interim consolidated financial statements for the quarterly reporting period ended June 30, 2026 have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standard Board ("IASB").
Our business is seasonal and, consequently, our results tend to fluctuate from quarter to quarter. However, the comparability of the Group's results and financial position of the interim period, is not significantly affected by the level of seasonality.
The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the consolidated financial statements for the year ended December 31, 2025.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of the new standards effective as of January 1, 2026 (Note 4 a)).
The interim condensed consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.

3 Significant changes in the current reporting period
There have been no material changes in the accounting policies and basis of consolidation adopted in prior periods. None of the standards and interpretations that have been adopted for the first time have had a material impact on the Group's accounting policies.
There have been no material revisions to the nature and amount of estimates and assumptions reported in prior periods. In view of the business activities in which the Group engages, transactions are not substantially cyclical or seasonal in nature. Therefore, no specific disclosures are included in this connection in the explanatory notes to the interim condensed consolidated financial statements.
4 New accounting pronouncements
a) New standards, interpretations and amendments adopted by the Group
During the current period the Group has adopted the following amendments and improvements, which have no material impacts on the Group’s interim consolidated financial statements.

•Amendments to IFRS 9 ("Financial Instruments") and IFRS 7 ("Financial Instruments: Disclosures"): Classification and measurement of financial instruments
•Amendments to IFRS 9 ("Financial Instruments") and IFRS 7 ("Financial Instruments: Disclosures"): Contracts referencing nature-dependent electricity
•Annual Improvements – "Volume 11": affects IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7
b) Standards issued but not yet effective in the interim condensed consolidated financial statements
IFRS 18 Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB issued ‘IFRS 18 - Presentation and Disclosures in Financial Statements'. This new standard will replace the current IAS 1. While retaining many of the existing principles of IAS 1, it is focused on the specification of a structure for the statement of profit or loss, composed of categories and required subtotals. Items in the statement of profit or loss will be classified into one of three categories: operating, investing, financing. Specified subtotals and totals will be required being the main change the mandatory inclusion of the subtotal “Operating profit or loss”. This standard also includes improvements to the disclosure of management performance measures including the reconciliation with the most similar specified subtotal in IFRS Accounting standards. This standard also enhances guidance on the principles of aggregation and disaggregation of information in the financial statements and respective notes, based on their shared characteristics. This standard applies retrospectively. The standard is effective for annual reporting periods beginning on or after January 1, 2027.
The group is analyzing the potential impacts of adoption of this standard in the presentation of financial statements (in particular comprehensive income statement), and disclosures of management performance measures.
IFRS 19 Subsidiaries without Public Accountability: Disclosures
On May 9, 2024, the IASB issued ‘IFRS 19 Subsidiaries without Public Accountability: Disclosures'. IFRS 19 is a voluntary standard which allows “Eligible” subsidiaries to use IFRS Accounting Standards with reduced disclosure requirements. IFRS 19 is a disclosure-only standard and works alongside other IFRS Accounting Standards for recognition, measurement, and presentation requirements. A subsidiary is “Eligible” if (i) it does not have public accountability; and (ii) has a parent that prepares consolidated financial statements available for public use that comply with IFRS Accounting Standards. IFRS 19 can be applied by “Eligible” subsidiaries when preparing their own consolidated, separate or individual financial statements. Complete comparative information needs to be prepared under IFRS 19 unless any exemption applies. The standard is effective for annual reporting periods beginning on or after January 1, 2027.
The group will not have an impact upon adoption of this standard.
Amendments to IFRS 19 ("Subsidiaries without Public Accountability: Disclosures")
On August 21, 2025, the IASB issued On August 21, 2025, the IASB issued ‘Amendments to IFRS 19: Disclosure Requirements’. The amendment aims to reduce disclosure requirements for changes to standards and new standards issued between February 2021 and May 2024, namely: IFRS 18: Presentation and Disclosure in Financial Statements; Amendments to IAS 7 – Supplier Finance Arrangements; IAS 12 – International Tax Reform – Pillar Two Model Rules; Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability. The presentation of complete comparative information is mandatory unless an exemption applies. The amendment is effective for annual reporting periods beginning on or after January 1, 2027.
The group will not have an impact upon adoption of these amendments.
IAS 21 ("The Effects of Changes in Foreign Exchange Rates") amendment on translation to a hyperinflationary presentation currency
On November 13, 2025, the IASB issued ‘The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21)'. This amendment specifies the conversion procedures for an entity whose presentation currency is that of a hyperinflationary economy. The entity applies the amendments if: (i) its functional currency is that of a non-hyperinflationary economy and it is translating its results and financial position to the presentation currency of a hyperinflationary economy; and (ii) it is translating to the currency of a hyperinflationary economy the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy. Income statement and financial position must be translated into the presentation currency by translating all amounts (i.e., assets, liabilities, equity items, income, and expenses) at the spot exchange rate at the reporting date. Comparatives are also translated at the same exchange rate, except for the translation of a foreign operations, for which comparatives must be restated by applying the general price index, as provided for in IAS 29. The amendment is effective for annual reporting periods beginning on or after January 1, 2027.
The group will not have an impact upon adoption of this amendment.
IFRS 20 Regulatory Assets and Regulatory Liabilities
On May 27, 2026, the IASB issued 'IFRS 20 - Regulatory Assets and Regulatory Liabilities'. This new standard applies to companies operating under a regulatory agreement in which the regulator determines how much may be charged and when such charges may be levied. IFRS 20 requires entities to account for the effects of the “differences in timing” in their financial statements by recognizing regulatory assets and regulatory liabilities, so that the entity recognizes the total allowed compensation for regulatory goods or services in the same reporting period that the entity supplies those regulatory goods or services, by recognizing, in addition to the IFRS 15 revenue, the resulting regulatory income and regulatory expenses in the income statement. Regulatory assets and liabilities are measured as specified by the regulator and when not specified, based on estimated future cash flows, discounted using the regulatory interest rate being subsequently reviewed whenever necessary. This Standard is applied retrospectively in accordance with IAS 8 or based on a modified retrospective application, the presentation of comparative information is always mandatory. This standard is effective for annual reporting periods beginning on or after 1 January 2029.
The group will not have an impact upon adoption of this standard.
IAS 28 ("Investments in Associates and Joint Ventures") amendment on fair value option for investments in Associates and Joint ventures
On June 26, 2026, the IASB issued ‘Investments in Associates and Joint Ventures: Fair value option for investments in Associates and Joint ventures (Amendments to IAS 28)'. This amendment clarifies the definition of the entities allowed to exercise the option of measuring investments in associates and joint ventures at fair value through profit or loss. Accordingly, it determines the replacement of the term “similar entities” by “entities that have a specified main business activity of investing in certain types of assets, as defined in IFRS 18. The eligibility to apply the fair value measurement option under IAS 28 does not directly imply the income and expense category of the statement of profit or loss where the income and expenses of these investments are classified. This amendment is to be applied retrospectively, with the restatement of the comparative information, on the same date as the adoption of IFRS 18. The amendment is effective for annual reporting periods beginning on or after January 1, 2027.
The group will not have an impact upon adoption of this amendment.

5 Property and Equipment
Movements in the carrying amount of property and equipment were as follows:

In thousands of USD	Buildings	Technical equipment and machinery	Transportation equipment, office equipment and other equipment	Right of use assets - Office and Warehouse	Total
Cost
Balance as of December 31, 2025	3,253	6,876	14,152	21,030	45,311
Additions	853	214	679	472	2,218
Lease modifications	—	—	—	3,447	3,447
Disposals	—	(210)	(831)	—	(1,041)
Effect of translation	(58)	(76)	(273)	(556)	(963)
Balance as of June 30, 2026	4,048	6,804	13,727	24,393	48,972
Accumulated depreciation
Balance as of December 31, 2025	(1,365)	(3,434)	(10,994)	(10,355)	(26,148)
Depreciation charge	(302)	(502)	(719)	(2,574)	(4,097)
Accumulated depreciation on disposals	—	168	764	—	932
Lease modifications	—	—	—	675	675
Effect of translation	26	69	213	179	487
Balance as of June 30, 2026	(1,641)	(3,699)	(10,736)	(12,075)	(28,151)
Carrying amount as of December 31, 2025	1,888	3,442	3,158	10,675	19,163
Carrying amount as of June 30, 2026	2,407	3,105	2,991	12,318	20,821
Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

In thousands of USD	Right of use assets	Lease Liabilities
As of December 31, 2025	10,675	11,722
Additions	472	613
Depreciation	(2,574)	—
Interest expense	—	1,323
Lease modifications	4,122	4,139
Payments	—	(3,503)
Effect of translation	(377)	(367)
As of June 30, 2026	12,318	13,927
During the six months ended on June 30, 2026, the Group’s main additions on Right of use assets include new lease contracts for new warehouses facilities in Nigeria and a lease renewal in Senegal. Lease modifications were mainly driven by the early termination of warehouse contract Algeria and the contract renovation of the Ivory Coast warehouse and the Portugal office.

6 Deferred Tax Assets and Liabilities
The Group records the tax effect resulting from temporary differences between the assets and liabilities determined on an accounting basis and on a tax basis.
The balance of the deferred tax assets and deferred tax liabilities, on a consolidated basis, is USD318 thousand as of June 30, 2026 (December 31, 2025: USD326 thousand), consisting of tax benefits to be used in future periods and USD65 thousand as of June 30, 2026 (December 31, 2025: USD126 thousand), comprised primarily of unrealized foreign exchange gains and leases right of use assets temporary differences, partially offset by the related lease liability.
The variance of the tax effect described above impacted “Income tax expense” by USD(57) thousand, relating to remaining impacts.
As mentioned on the annual report, the offset between deferred tax assets and liabilities is performed at each subsidiary level.
7 Other non-current assets
As of June 30, 2026, other non-current assets were comprised of rent, trade, and other term deposits amounting to USD1,146 thousand (December 31, 2025: USD1,254 thousand), restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period, and other non-current assets amounting to USD18 thousand as of June 30, 2026 (December 31, 2025: USD24 thousand).
8 Inventories
Inventories are comprised of the following:

	As of
In thousands of USD	December 31, 2025	June 30, 2026
Merchandise available for sale	11,352	11,615
Less: Provision for slow moving and obsolete inventories	(1,254)	(1,106)
Total Inventories	10,098	10,509
The total cost of inventory, consisting primarily of the purchase price of customer products, recognized as an expense in the interim consolidated profit or loss for the six months ended June 30, 2026 was USD41,871 thousand (For the six months ended June 30, 2025: USD37,639 thousand).
The amount of write-down of inventories recognized in the consolidated profit or loss was USD79 thousand. The amount of reversal of write-down recognized as reduction in the amount of inventories recognized as an expense in the consolidated profit or loss was USD106 thousand. The reversal of write-down primarily arises from our ability to increase the net realizable value of certain inventory items through price increases, driving higher margins.
9 Cash and cash equivalents
Cash and cash equivalents are comprised of the following:

	As of
In thousands of USD	December 31, 2025	June 30, 2026
Cash at bank and in hand	69,419	42,983
Short-term deposits	7,251	4,448
Total Cash and cash equivalents	76,670	47,431
Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
The Group has no restricted cash presented in cash and cash equivalents as of June 30, 2026 (December 31, 2025: nil).
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9 ("Financial Instruments"), the identified expected credit loss was immaterial, due to low credit risk rating of the financial institutions.
10 Term deposits and other financial assets
As of June 30, 2026, term deposits and other financial assets amounted to USD853 thousand (December 31, 2025: USD1,162 thousand) and were comprised of short term and other deposits representing rent and interest bearing deposits with a commercial bank for a fixed period of more than three months.
11 Trade and other receivables
Trade and other receivables are comprised of the following:

	As of
In thousands of USD	December 31, 2025	June 30, 2026
Advances to suppliers	1,381	1,752
Trade notes and accounts receivable	12,855	14,080
Unbilled revenues	800	691
Other receivables	2,005	1,479
	17,041	18,002
Less: Allowance for expected credit loss	(3,153)	(2,415)
Trade and other receivables	13,888	15,587
Allowance for expected credit losses
The movement of allowance for expected credit losses (“ECL”) of trade and other receivables is as follows:

In thousands of USD	ECL of trade and other receivables
Balance as of December 31, 2025	3,153
Provision for expected credit losses	373
Write-off	(1,088)
Effect of translation	(23)
Balance as of June 30, 2026	2,415
12 Prepaid expenses
As of June 30, 2026, prepaid expenses were comprised of prepaid server hosting fees and software licenses of USD3,211 thousand (December 31, 2025: USD2,822 thousand), prepaid rent of USD198 thousand (December 31, 2025: USD222 thousand), prepaid insurance of USD1,780 thousand (December 31, 2025: USD832 thousand) and advance payments to the Group’s partners for online payment services amounting to USD89 thousand (December 31, 2025: USD119 thousand). The remaining amount of USD303 thousand (December 31, 2025: USD72 thousand) relates to other goods and services, namely travel and entertainment and professional fees.

13 Share capital and share premium
Ordinary shares issued and fully paid as of June 30, 2026

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
249,135,746	Ordinary	1	287,816	1,792,181	2,079,997
Total		1	287,816	1,792,181	2,079,997
The total issued number of ordinary shares is 249,135,746 shares as of June 30, 2026 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
During six months ended June 30, 2026, 1,430,516 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD90 thousand are recognized directly in the accumulated losses.
Ordinary shares issued and fully paid as of December 31, 2025

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
247,705,230	Ordinary	1	286,156	1,792,181	2,078,337
Total		1	286,156	1,792,181	2,078,337
The total issued number of ordinary shares is 247,705,230 shares as of December 31, 2025 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
During 2025, 2,779,580 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD109 thousand are recognized directly in the accumulated losses.
14 Other Reserves

In thousands of USD	Share-based payment capital reserves	Exchange difference on net investment in foreign operations	Currency translation adjustment	Total other reserves
As of December 31, 2025	193,065	(691,570)	677,025	178,520
Other comprehensive (loss) / income	—	2,156	(1,010)	1,146
Total comprehensive (loss) / income for the period	—	2,156	(1,010)	1,146
Share-based payments	3,040	—	—	3,040
Exercise of options	(1,660)	—	—	(1,660)
As of June 30, 2026	194,445	(689,414)	676,015	181,046

15 Share-based compensation
The Group recognized share-based compensation expenses of USD1,668 thousand in the three months ended June 30, 2026 and USD2,794 thousand six months ended June 30, 2026 (For the three months ended June 30, 2025: USD936 thousand); For the six months ended June 30, 2025: USD1,999 thousand).
Effective 1 January 2026, following shareholder approval at the Annual General Meeting on 15 May 2026, the Group may settle Supervisory Board remuneration in cash, in ordinary shares of the Company, or in a combination of both, at the Company's discretion. Where shares are used, the number of shares is determined at delivery, so that the value delivered corresponds to the fixed remuneration amount approved by shareholders. For the six months ended 30 June 2026, the Group recognized an expense of US$37.5 thousand as cash-settled remuneration, and US$187.5 thousand as equity-settled remuneration, measured at grant-date fair value, with a corresponding increase in equity, both amounts included within the total share-based compensation expense disclosed above.
16 Trade and other payables
Trade and other payables are comprised of the following:

	As of
In thousands of USD	December 31, 2025	June 30, 2026
Trade payables	26,002	25,925
Invoices not yet received	18,375	19,470
Accrued employee benefit costs	7,288	7,585
Share-based compensation - Cash settled payable	807	244
Trade Deposits	710	787
Sundry accruals	4,778	7,016
Trade and Other Payables	57,960	61,027
Current	57,954	60,982
Non-current	6	45
Sundry accruals relate principally to audit, IT, consulting and marketing.
17 Borrowings
Lease liabilities are presented in the statement of financial position as follows:

	As of
In thousands of USD	December 31, 2025	June 30, 2026
Current	3,793	4,459
Non-current	7,929	9,468
Total Lease liabilities	11,722	13,927
Set out below is the maturity of the lease liabilities classified as non-current:

In thousands of USD	One to five years	More than five years	Total
Lease liability future payments (undiscounted cash flows)	14,864	1,654	16,518
Cash flows discounting effect	(6,475)	(575)	(7,050)
Lease liability future payments (discounted cash flows)	8,389	1,079	9,468
The Group has several lease contracts that include extension and termination options. Whenever the contracts do not include a mutual agreement clause, the Group applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease.
Changes in liabilities arising from financing activities

In thousands of USD	December 31, 2025	Additions and modifications	Payments	Reclassification	Effect of translation	June 30, 2026
Current lease liabilities	3,793	3,575	(3,503)	664	(70)	4,459
Non-current lease liabilities	7,929	2,500	—	(664)	(297)	9,468
Total liabilities from financing activities	11,722	6,075	(3,503)	—	(367)	13,927
Additions and modifications include USD1,323 thousand of accrued interest.
18 Other taxes receivable & Other taxes payable
Other taxes receivable are comprised of the following:

	As of
In thousands of USD	December 31, 2025	June 30, 2026
Value added taxes	3,527	2,709
Other taxes receivable	219	195
Other taxes receivable	3,746	2,904
Current	3,746	2,904
Other taxes payable are comprised of the following:

	As of
In thousands of USD	December 31, 2025	June 30, 2026
Value added taxes	4,258	3,188
Withholding Tax	6,628	6,367
Other taxes payable	592	206
Other taxes payable	11,478	9,761
Current	11,478	9,761
19 Provisions for liabilities and other charges
Movements in provisions for liabilities and other charges are as follows:

In thousands of USD	Uncertain tax positions	Marketplace and consignment goods	Provision for other expenses	Total
Balance as of December 31, 2025	7,273	309	1,661	9,243
Additions	249	107	121	477
Reversals	(212)	(54)	(409)	(675)
Use of provision	(501)	—	—	(501)
Effect of translation	(37)	(4)	(20)	(61)
Balance as of June 30, 2026	6,772	358	1,353	8,483
Current	6,772	358	586	7,716
Non Current	—	—	767	767
Uncertain tax positions
Uncertain tax positions includes provisions related to VAT for USD1,160 thousand (December 31, 2025: USD1,532 thousand), provisions related to Withholding Tax (WHT) for USD4,919 thousand (December 31, 2025: USD4,895 thousand) and provisions related to other taxes for USD692 thousand (December 31, 2025: USD846 thousand).
Provisions are calculated based on the detailed review of uncertain tax positions completed by management across the Group and in consideration of the probability of a liability arising, within the applicable statute of limitations. These provisions are expected to be utilized or released as a result of the regular tax audits in the Countries where the Group operates. When the technical merits of tax filings get clarified and confirmed with the tax authorities, as happened in 2025, this reduces the overall uncertainty in the Group's tax positions, resulting in a reversal of provisions.
Marketplace and consignment goods
The provision for marketplace and consignment goods relates to the lost and damaged items, which are to be reimbursed to the sellers. The provision is calculated based on the detailed review of these items, and it is expected that these costs will be incurred in the next financial year.
Provision for other expenses
The provision for other expenses includes the end-of-service gratuity provision of USD767 thousand (December 31, 2025: USD721 thousand) and various litigation and penalty provisions of USD586 thousand (December 31, 2025: USD940 thousand). The provisions are calculated based on our best estimate considering past experience.
20 Deferred income
As of June 30, 2026, the deferred income related to a depositary fee from BNY Mellon was fully utilized (December 31, 2025: USD1,233 thousand). Our depositary agreement with BNY Mellon contains a compensation for each ADS issued during our primary (IPO) and secondary offerings, deferred over the period of the agreement. In 2024, the Group entered into an agreement with the depositary bank that provides us with an ongoing revenue share from the collection of fees from ADS holders, which is recognized under "Other operating income".
Other amounts refer to contract liabilities related to payments received from end customers in advance for goods that have been ordered but are not yet delivered. As of June 30, 2026 contract liabilities amounts to USD2,736 thousand (December 31, 2025: USD3,599 thousand).
21 Revenue
Revenue is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2025	2026	2025	2026
First-party sales	23,629	22,826	41,409	45,896
Third-party sales	18,583	23,490	34,555	46,681
Value-added services	1,147	1,850	1,732	3,534
Marketing and advertising	1,852	3,490	3,352	5,658
Other revenue	431	337	855	786
Revenue	45,642	51,993	81,903	102,555
The Group's primary sources of revenue are first-party sales and third-party sales.
Revenue was USD102,555 thousand in the six months ended June 30, 2026, compared to USD81,903 thousand in the six months ended June 30, 2025, an increase of 25.2%, reflecting sustained consumer demand and consistent execution across our platform. The growth rate was partly moderated by a higher share of third-party sales relative to first-party sales, as third-party transactions generate commission income rather than full sales revenue.
Revenue from first-party sales was USD45,896 thousand in the six months ended June 30, 2026, compared to USD41,409 thousand in the six months ended June 30, 2025, an increase of 10.8%, driven by increased volume growth moderated by supply and demand headwinds in higher value electronic items, alongside the strong pace of marketplace growth.
Third-party sales was USD46,681 thousand in the six months ended June 30, 2026, compared to USD34,555 thousand in the six months ended June 30, 2025, an increase of 35.1%. Growth was driven by strong execution in our marketplace business and supported by rising customer usage and higher effective take rates.
Marketing and advertising revenue was USD5,658 thousand in the six months ended June 30, 2026, compared to USD3,352 thousand in the six months ended June 30, 2025, an increase of 68.8%, reflecting continued growth in sponsored products and increased seller adoption of retail media advertising.
Value-added services revenue was USD3,534 thousand in the six months ended June 30, 2026, compared to USD1,732 thousand in the six months ended June 30, 2025, an increase of 104.0%, reflecting growth in warehousing fees. These increases were supported by higher volumes flowing through our storage infrastructure, largely attributable to demand from Chinese sellers, together with monetization of our warehousing services.
No single customer accounted for more than 10% of Group revenues for the six months ended June 30, 2026 and 2025.
The Group’s geographical distribution of revenue was as follows:

Revenue	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2025	2026	2025	2026
Ivory Coast	11,795	12,260	22,262	26,399
Nigeria	9,680	11,893	15,954	24,646
Egypt	7,053	9,855	13,611	15,373
Kenya	5,671	6,248	9,744	13,558
Morocco	3,359	3,410	6,620	6,380
Ghana	3,436	4,637	5,072	8,570
Senegal	1,944	1,738	3,471	3,324
Uganda	1,577	1,874	3,031	3,655
Other(1)	1,127	78	2,138	650
Total	45,642	51,993	81,903	102,555
___________________________
(1) Other comprises Algeria, Dubai, South Africa, China and Tunisia.
No Revenue was recorded in Germany.
22 Cost of revenue
The total cost of revenue recognized as an expense in the interim consolidated profit or loss for the six months ended June 30, 2026 amounted to USD42,428 thousand (For the six months ended June 30, 2025: USD38,063 thousand), comprising primarily USD41,871 thousand (For the six months ended June 30, 2025: USD37,639 thousand) of cost of inventory (note 8), and USD557 thousand (For the six months ended June 30, 2025: USD424 thousand) of expenses associated with third-party sales, representing compensation paid to sellers for lost, damaged or late delivery items. Fulfillment expenses are presented separately in note 23.

23 Fulfillment expense
Fulfillment expense is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2025	2026	2025	2026
Fulfillment staff costs	3,084	3,603	5,960	7,252
Fulfillment centers expense	720	906	1,299	1,591
Freight and shipping expense	7,034	8,226	12,980	16,044
Fulfillment expense	10,838	12,735	20,239	24,887
Fulfillment expense increased by 23.0% from USD20,239 thousand in the six months ended June 30, 2025 to USD24,887 thousand in the six months ended June 30, 2026, primarily due to higher volumes. On a per physical goods Order basis, fulfillment expense decreased from USD2.13 to USD2.05, a decrease of 3.8% year-over-year, reflecting productivity gains and economies of scale in fulfillment operations, automation in call centers, and improved rates with logistics partners, despite temporary fuel surcharges from our logistics partners and non-recurring termination costs in the period.
24 Sales and advertising expense
Sales and advertising expense is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2025	2026	2025	2026
Staff costs	1,302	1,140	2,389	2,323
Advertising campaigns	2,192	3,755	3,618	6,924
Selling expenses	657	622	1,246	1,348
Sales and advertising expense	4,151	5,517	7,253	10,595
Sales and advertising expense increased by 46.1% from USD7,253 thousand in the six months ended June 30, 2025 to USD10,595 thousand in the six months ended June 30, 2026. The increase reflects higher marketing investments to support customer acquisition and engagement, while maintaining efficiency through targeted and performance-driven campaigns.
25 Technology and content expense
Technology and content expense is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2025	2026	2025	2026
Staff Costs	3,028	2,562	6,194	5,254
Technology license and maintenance expenses	6,189	6,448	12,668	12,640
Technology and content expense	9,217	9,010	18,862	17,894
Technology and content expense decreased by 5.1% from USD18,862 thousand in the six months ended June 30, 2025 to USD17,894 thousand in the six months ended June 30, 2026, driven by ongoing headcount optimization and savings from recently renegotiated contracts.

26 General and administrative expense
General and administrative expense
General and administrative expense is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2025	2026	2025	2026
Staff Costs	9,319	9,470	18,221	19,688
Occupancy Costs	255	386	476	670
Professional fees	4,156	2,081	6,437	4,644
Travel and entertainment	405	387	887	730
Office and related expenses	1,093	1,138	2,202	2,279
Bank fees & payment costs	231	219	399	514
Bad debt expense	168	186	378	124
Tax expense / (reversal)	(1,256)	859	(112)	1,098
Depreciation and amortization	2,034	2,029	3,967	4,100
Other general and administrative expense	558	70	1,297	929
General and administrative expense	16,963	16,825	34,152	34,776
For the six months ended June 30, 2026, staff costs expense includes stock units granted to eligible employees of USD2,794 thousand (For the six months ended June 30, 2025: USD1,999 thousand).
For the six months ended June 30, 2026, other general and administrative expense includes USD1,023 thousand (For the six months ended June 30, 2025: USD1,248 thousand) for insurance premiums.
27 Finance income and finance costs
Finance income and finance costs comprise of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2025	2026	2025	2026
Foreign exchange gain	2,426	89	4,949	346
Interest and similar income	254	452	737	657
Interest income from financial assets at fair value through OCI	204	—	513	—
Other income	101	—	142	—
Finance income	2,985	541	6,341	1,003
Foreign exchange loss	(420)	(1,641)	—	2,093
Interest and similar expense	754	655	1,427	1,327
Loss recognized on disposal of debt instruments held at fair value through OCI (Note 10)	2,370	—	2,370	—
Other charges	27	—	121	3
Finance costs	2,731	(986)	3,918	3,423

28 Income tax
Income tax payables and receivables are comprised of the following:

	As of
In thousands of USD	December 31, 2025	June 30, 2026
Income Tax Prepayments	3,153	2,993
Total Income tax receivables	3,153	2,993
Income Tax Payables	658	845
Provision for Income Tax	11,798	10,950
Total Income tax payables	12,456	11,795
Income tax benefit / (expense) is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2025	2026	2025	2026
Current tax (expense) / benefit	(1,570)	(905)	(2,042)	(851)
Deferred tax (expense) / benefit	1,249	19	1,500	57
Total Income tax (expense) / benefit	(321)	(886)	(542)	(794)
29 Earnings per share
The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2025	2026	2025	2026
Numerator
Loss for the period	(16,591)	(11,736)	(33,298)	(29,463)
Less: net loss attributable to non-controlling interest	1	3	4	6
Loss attributable to Equity of the Company	(16,592)	(11,739)	(33,302)	(29,469)
Denominator
Weighted average number of shares for basic and diluted EPS	247,430,326	247,941,029	246,184,907	247,823,781

Loss per share - basic and diluted	(0.07)	(0.05)	(0.14)	(0.12)
30 Transactions and balances with related parties
Transactions with Key management
Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2025	2026	2025	2026
Short-term employee benefits	965	635	1,835	1,319
Other benefits	29	18	42	54
Share-based compensation	306	662	633	1,027
Total	1,300	1,315	2,510	2,400

31 Fair Values of Financial Instruments
Financial instruments comprise of financial assets and financial liabilities. Financial assets consist of term deposits and other financial assets, cash and cash equivalents and trade and other receivables. Financial liabilities consist of borrowings and trade and other payables.
Management considers that the carrying amounts of financial assets measured at amortized cost, and financial liabilities in the financial statements approximate their fair values, due to their short term maturities.
Financial investments measured at fair value
As of June 30, 2026 other financial assets were measured using as inputs quoted prices in an active market, corresponding to the Level 1 of the fair value hierarchy of IFRS 13. These financial assets reached maturity during 2025 and were fully settled.
When transfers into and out of fair value hierarchy levels are required, it is the Group's policy to transfer the amounts at the end of the reporting period.
Amounts of other financial assets corresponding to the Level 1 of the fair value hierarchy are transferred to Level 2 when quoted prices cease to be available. Level 2 measurements of fair value are determined by maximizing the use of market data other than the quoted price, such as interest rate yield curves and publicly available credit ratings. Conversely, amounts of other financial assets corresponding to the Level 2 are transferred to Level 1 when quoted prices become available.
32 Financial risk management
The Group is exposed to market risk, credit risk and liquidity risk. The risks are monitored by appropriate management at each level. The Group’s financial risk activities are governed by appropriate policies and procedures, and financial risks are identified, measured and managed in accordance with the Group’s policies. The Supervisory Board reviews and approves the policies for managing each of these risks, which are summarized below.
Market risk
Foreign currency risk
Due to its international business activities, the Group is exposed to the risk of changes in foreign exchange rates in connection with trade payables and trade receivables resulting from purchase and sales transactions denominated in a different currency from the functional currency of the respective operation as well as intercompany financing. However, the Group maintains a natural hedge across most of the Group’s cash flows as the Group’s revenue streams are generated in local currencies matched by Group’s costs mostly incurred in the respective local currencies, limiting the risk of foreign currency exposure.
In respect of currency risk, management sets limits on the level of exposure by currency and in total. The positions are monitored monthly. The Group does not use derivatives as hedging instruments to limit its exposure from foreign currency risks.
Credit risk
Trade receivables
As of June 30, 2026, the Group has as an allowance for uncollectible receivables of USD2,415 thousand (December 31, 2025: USD3,153 thousand) as set out in the Note 11.
The Group evaluates the concentration of risk with respect to trade receivables and contract assets as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.
Cash deposits
The expected credit losses (“ECL”) from cash and cash equivalents, are estimated by the Group as immaterial as of June 30, 2026, due to ratings of the financial institutions that indicate low credit risk.
Liquidity risk
As all funding has been exclusively obtained from the shareholders and there are no external borrowings, the Group does not incur an interest rate risk in this regard.
Based on the cash flow forecast for 2027 and 2028, the Group has sufficient liquidity as of June 30, 2026 for the next twelve months.
33 Commitments and contingencies
Tax contingencies
The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.
As of June 30, 2026, there are ongoing tax audits in various countries. Some of these tax inquiries have resulted in re-assessments, while others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigation in determining legal provisions. Final claims or court rulings may differ from management estimates. In addition, Management is required to make estimates and judgments about the ultimate outcome of other tax risks that have not led to an investigation or litigation but that, based on Management’s own assessment, may lead to potential tax claims.
As of June 30, 2026, the Group has recognized tax provisions as described in Notes 19 and 28.
Furthermore, consistent with other multinational groups, the conflict between the Group’s international operating model, the jurisdictional approach of tax authorities and some domestic tax requirements in relation to withholding tax and VAT compliance and recoverability rules, could lead to a further USD18,293 thousand in additional uncertainty on tax positions. The likelihood of future economic outflows with regard to these potential tax claims is however considered as only possible, but not probable. Accordingly, no provision for a liability has been made in these consolidated financial statements.
The Group may also be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote.
Other Commitments
The Group has committed to allocate USD53.6 million to a service supplier from December 2024 to April 2030. The commitment consists of an initial USD3.6 million through April 2025, followed by annual commitments of USD10.0 million for the subsequent five years. As of June 30, 2026 the remaining commitment is USD37.8 million, with USD7.8 million due by April 30, 2027 and USD10.0 million per annum for the subsequent three years.
34 Subsequent events
On August 11, 2026, the International Finance Corporation, a member of the World Bank Group, alongside current leading shareholders and selected new investors agreed to purchase 9.1 million ADSs at a price of $5.52 per ADS, resulting in expected gross proceeds to Jumia of $50.0 million. The transactions are subject to customary conditions and are expected to close in the second half of August 2026.